UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2024

PGD ECO SOLUTIONS INC.
Exact name of issuer as specified in the issuer’s charter

Wyoming	87-2595116
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

7306 Skyview Ave.

New Port Richey, FL 34653

Address of principal executive offices

727-656-7967

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

Item 1. BUSINESS

PGD Eco Solutions’ mission is to build a cleaner, quieter, and more renewable future with its energy storage systems to reduce our carbon foot print on the world by providing our clients with custom battery solutions. The goal of PGD Eco Solutions is to design and manufacture renewable energy storage and power generating equipment. The objective of the company will be to offer customers a safe and dependable product at an affordable price. The company will offer a standard off the shelf lithium ion power pack assembly that can be installed easily by the end user or a licensed electrician. Unlike many other lithium ion battery packs on the market, PGD will offer a power pack assembly capable of operating at high current capacities due to a state of the art battery management system and battery design. The application of the power pack will be wide ranging from residential home solar to commercial business and even marine.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents managements analysis of the financial condition of PGD Eco Solutions, Inc. (PGD) as of December 31, 2024.

Business Operations

PGD was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

PGD recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Revenue from sales of lithium-ion battery pack assemblies is recognized when the lithium-ion battery pack assembly is sold and the product is delivered to the customer.

Cost of Sales

Cost of sales includes inventory costs of parts purchased for lithium-ion battery pack assembly and resale, as well as other direct costs of assembly.

Investment

PGD had an investment in a marketable equity security classified as short-term based on the nature of the security and its availability for use in current operations. PGD’s marketable equity security was measured at fair value with gains and losses recognized in other income/(expense) until its disposition in 2023.

Results of Operations

For the Years Ended December 31, 2024 and 2023

Revenues and Cost of Sales

During the years ended December 31, 2024 and 2023, we recognized $59,396 and $287,564 in revenue and $41,730 and $164,810 in cost of sales, recognizing gross margins of $17,666 and $122,754, respectively.

Operating Expenses

Operating expenses were $53,378 during the year ended December 31, 2024, compared to $161,049 during the year ended December 31, 2023. Operating expenses consisted of $14,117 and $78,632 in selling expenses and $39,261 and $82,417 in general and administrative expenses during the years ended December 31, 2024 and 2023, respectively.

Net Loss

As a result of the above, we recognized a net loss of $37,775 and $82,905 for the years ended December 31, 2024 and 2023, respectively.

We anticipate losses from operations will increase during the next twelve months due to the anticipated increased payroll expenses as we add necessary staff and increases in legal and accounting expenses associated with maintaining a reporting company. We expect that we will continue to have net losses from operations for several years until revenues from operations become sufficient to offset operating expenses.

Liquidity and Capital Resources of the Company

Current Assets

Total assets were $45,161 and $43,622 as of December 31, 2024 and 2023, respectively. Current assets at December 31, 2024 totaled $45,161, compared to $43,622 at December 31, 2023. Current assets were comprised of $6,441 in cash and $38,720 in prepaid assets as of December 31, 2024. Current assets were comprised of $1,992 in cash and $41,630 in prepaid assets as of December 31, 2023.

Current Liabilities

Total liabilities as of December 31, 2024 and 2023 totaled $180 and $23,866, respectively, all current accounts payable.

At December 31, 2024 we had a working capital of $44,981, compared to $19,756 at December 31, 2023.

Net Cash Used in Operating Activities

During the year ended December 31, 2024, our operating activities used net cash of $58,551, compared to $58,804 during the year ended December 31, 2023. Uses of cash during the year ended December 31, 2024 are mainly due to the $37,775 net loss as well as a $23,686 decrease in accounts payable, partially offset by a decrease of $2,910 in prepaid assets.

Uses of cash during the year ended December 31, 2023 are mainly due to the $82,905 net loss as well as $35,942 in increases in current assets. Uses are partially offset by a net increase of $18,766 in current liabilities, $14,900 in realized loss in on marketable securities and $26,377 from loss on impairment of intangible assets.

Net Cash Used in Investing Activities

During the years ended December 31, 2024 and 2023, we paid $0 and $400 in expenses related to filing patents, respectively.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $63,000 during the year ended December 31, 2024, compared to $59,500 for the year ended December 31, 2023. Cash provided by finance activities consists of $63,000 from the sales of common stock for cash.

During the year ended December 31, 2023, cash provided by finance activities consisted of $66,000 in proceeds from a line of credit, related party and $59,500 from the sales of common stock for cash, partially offset by repayments on the line of credit, related party, of $66,000.

Going Concern

At December 31, 2024, we had a $268,719 accumulated deficit since inception. Our current liquidity resources are not sufficient to fund anticipated level of operations for at least the next 12 months from the date these financial statements were issued. As a result, there is substantial doubt regarding the Company’ ability to continue as a going concern.

Our ability to continue operations depends on our ability to generate and grow revenue and results of operations as well as our ability to access capital markets when necessary to accomplish its strategic objectives. We expect that we will continue to incur losses for the immediate future and will need additional equity or debt financing until we can achieve profitability and positive cash flows from operating activities. Our future capital requirements for our operations will depend on many factors, including the ability to generate revenues and our ability to obtain capital. There is no assurance that we will be successful in any capital-raising efforts that it may undertake to fund operations and implement our business plan in the future.

We had sales of $59,396 and $287,564 during the years ended December 31, 2024 and 2023, respectively, and are seeking to raise up to $5,000,000 through a private placement of our common stock to finance future sales. We have raised approximately $203,500 through December 31, 2024. The continuation of PGD as a going concern is dependent upon our ability to generate profitable operations that produce positive cash flows. If PGD is not successful, it may be forced to raise additional debt or equity financing.

The foregoing goals will increase expenses and lead to possible net losses. There is no assurance that we will ever be profitable or that debt or equity financing will be available to us. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern. There is no assurance we will be successful in any of these goals.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the years ended December 31, 2024 and 2023.

MANAGEMENT

Name	Position	Age	Start Date
Paul Ogorek	CEO	37	August 2021
Samuel Becherer	DIRECTOR	35	January 2022

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

 The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2024 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers or 5% or more	Amount	Percent
Bright Business Properties LLC	5,880,000	57.5%
Samuel Becherer	20,000	0.2%
Paul Ogorek	2,000,000	19.5%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2024, PGD Eco Solutions Inc. paid a total of $0 of wages to management.

M N VIJAYKUMAR
Chartered Accountant

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

To the Board of Directors and Shareholders of PGD Eco Solutions
7306 SKYVIE Ave

New Port Richey FL 34653

Opinion on the Financial Statements

We have audited the accompanying balance sheet of PGD Eco Solutions (the “Company”) as of December 31, 2024, and the related statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matters

We were not engaged to audit, review, or apply any procedures to the financial statements for the year ended December 31, 2023 and, accordingly, we do not express an opinion or any other form of assurance on those financial statements.

We were not engaged to audit the Company’s internal control over financial reporting as of December 31, 2024; accordingly, we do not express an opinion thereon.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements.

We determined that there are no critical audit matters to communicate.

No.37, 1st Main, Vinayaka Layout, 3rd Stage, Vijaynagar, Bengaluru- 560040
Mobile: 9980949630, Email: vijaykumarmn17@gmail.com

Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in Note 4 to the financial statements, the company had suffering recurring losses from operations and has net capital deficiency that raise substantial doubt about its ability to continue as going concern. Management’s plan in regard to these matters are also described in Note 4 The financials do not include any adjustments that might result from the outcome of this uncertainty.

M N Vijay Kumar

We have served as the Company’s auditor since 2025 Bengaluru, India

Date – 24-Apr-25

No.37, 1st Main, Vinayaka Layout, 3rd Stage, Vijaynagar, Bengaluru- 560040
Mobile: 9980949630, Email: vijaykumarmn17@gmail.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders PGD Eco Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of PGD Eco Solutions, Inc. (the “Company”) as of December 31, 2023 and 2022 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 4 to the financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to PGD Eco Solutions, Inc. in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. PGD Eco Solutions, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated in the Going Concern paragraph above is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

We have served as PGD Eco Solutions, Inc.’s auditor since 2021.

Goff Backa Alfera and Company, LLC

Pittsburgh, Pennsylvania

April 12, 2024

PGD ECO SOLUTIONS, INC.

BALANCE SHEETS

	December 31,
	2024	2023
ASSETS

Current Assets:
Cash	$6,441	$1,992
Prepaid assets	38,720	41,630
Total Current Assets	45,161	43,622

Total Assets	45,161	43,622

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	180	23,866
Total Current Liabilities	180	23,866

Total Liabilities	180	23,866

Stockholders' Equity:
Preferred Stock Series A; $0.001 par value, 100,000,000 shares authorized and 10,000,000 and 10,000,000 shares issued and outstanding, respectively	10,000	10,000
Common stock; $0.001 par value, 750,000,000 and 750,000,000 shares authorized and 10,223,500 and 10,160,500 shares issued and outstanding, respectively	10,223	10,160
Additional paid-in capital	293,477	230,540
Accumulated deficit	(268,719)	(230,944)
Total Stockholders' Equity	44,981	19,756

Total Liabilities and Stockholders' Equity	$45,161	$43,622

See Independent Auditor’s Report and Notes to the Financial Statements

PGD ECO SOLUTIONS, INC.
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2024	2023

REVENUES
Power pack assembly sales	$59,396	$287,564
Total revenues	59,396	287,564

COSTS OF SALES
Power pack assembly sales	(41,730)	(164,810)
Total cost of sales	(41,730)	(164,810)

GROSS MARGIN	17,666	122,754

OPERATING EXPENSES
Selling expenses	14,117	78,632
General and administrative	39,261	82,417
Total Operating Expenses	53,378	161,049

Loss From Operations	(35,712)	(38,295)

OTHER EXPENSES
Loss on asset impairment	—	26,377
Realized loss on investment	—	14,900
Interest expense	2,063	3,333
Total Other Expenses	2,063	44,610

LOSS BEFORE INCOME TAXES	(37,775)	(82,905)
Provision for income taxes	—	—
NET LOSS	$(37,775)	$(82,905)

Basic loss per common share	$(0.00)	$(0.00)

Basic weighted average common shares outstanding	10,200,432	10,276,847

See Independent Auditor’s Report and Notes to the Financial Statements

PGD ECO SOLUTIONS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount

Balance, December 31, 2022	10,000,000	$10,000	10,101,000	$10,101	$171,099	$(148,039)	$43,161

Common stock issued for cash	—	—	59,500	59	59,441	—	59,500

Net loss for the year ended December 31, 2023	—	—	—	—	—	(82,905)	(82,905)

Balance, December 31, 2023	10,000,000	$10,000	10,160,500	$10,160	$230,540	$(230,944)	$19,756

Common stock issued for cash	—	—	63,000	63	62,937	—	63,000

Net loss for the year ended December 31, 2024	—	—	—	—	—	(37,775)	(37,775)

Balance, December 31, 2024	10,000,000	$10,000	102,235,000	$10,223	$293,477	$(268,719)	$44,981

See Independent Auditor’s Report and Notes to the Financial Statements

PGD ECO SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023
Cash Flows From Operating Activities:
Net loss	$(37,775)	$(82,905)
Adjustments to reconcile net loss to net cash (used) by operating activities:
Loss on asset impairment	—	26,377
Realized loss on investment	—	14,900
Changes in operating assets and liabilities:
Decrease (increase) in prepaid assets	2,910	(35,942)
Decrease in accrued expenses, related party	—	(2,200)
(Decrease) increase in accounts payable	(23,686)	20,966
Net cash used in operating activities	(58,551)	(58,804)

Cash Flows From Investing Activities:
Payment of patent filing costs	—	(400)
Net cash used in investing activities	—	(400)

Cash Flows From Financing Activities:
Common stock issued for cash	63,000	59,500
Proceeds from line of credit, related party	—	66,000
Payments on line of credit, related party	—	(66,000)
Net cash provided by financing activities	63,000	59,500

Net change in cash	4,449	296
Cash, beginning of period	1,992	1,696
Cash, end of period	$6,441	$1,992

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$2,063	$3,333
Cash paid for taxes	$—	$—

See Independent Auditor’s Report and Notes to the Financial Statements

PGD ECO SOLUTIONS, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of PGD Eco Solutions, Inc. (“PGD”, or the “Company”). PGD was incorporated on August 31, 2021, under the laws of the State of Wyoming.

PGD was incorporated to develop and build a prototype lithium-ion battery pack assembly for residential and small business commercial applications certified to industry standards.

Basis of Presentation

The Financial Statements and related disclosures have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States. PGD has elected a calendar year-end.

Cash Equivalents

PGD considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Investments

The Company’s investment in a marketable securities are classified based on the nature of the security and its availability for use in current operations. Marketable securities are measured at fair value with gains and losses recognized in other income/(expense), net.

During the year ended December 31, 2023, the Company exchanged investments with a fair value of $29,900 at December 31, 2022 for services valued at $15,000, resulting in a realized loss on investment of $14,900 for the year ended December 31, 2023.

Patent Acquisition

The Company capitalizes costs incurred in securing patents for its prototype lithium-ion battery pack assembly. Capitalized costs are reviewed for impairment whenever indications of impairment exist. During the years ended December 31, 2024 and 2023, the Company paid and capitalized $0 and $400 toward the purchase of patents for technology incorporated into the Company’s prototype lithium-ion battery pack assembly. The patents were never issued and were written off as impaired during 2023, resulting in a loss on impairment of $26,377 for the year ended December 31, 2023.

Concentration of Credit Risk

The Company has one major customer that accounted for 100% and 96% of all revenue for the years ended December 31, 2024 and 2023, respectively. The Company expects to maintain good relationships with its primary customer.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PGD ECO SOLUTIONS, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023

Revenue Recognition Policy

PGD recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

During the years ended December 31, 2024 and 2023, revenue of $59,396 and $287,564 was recognized from the sale of lithium-ion battery pack assemblies, respectively. Revenue from sales of lithium-ion battery pack assemblies is recognized when the lithium-ion battery pack assembly is sold and the product is delivered to the customer.

Cost of Sales

Cost of sales includes inventory costs of parts purchased for lithium-ion battery pack assembly and resale, as well as other direct costs of assembly and freight. During the years ended December 31, 2024 and 2023, costs of sales totaling $41,730 and $164,810 were recognized on the above-mentioned sales, respectively.

Stock-Based Compensation

PGD records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, prepaid expenses and accounts payable at December 31, 2024 approximate fair value due to their short term and liquid nature.

PGD ECO SOLUTIONS, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023

New Accounting Pronouncements

PGD has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Loss Per Share

PGD presents basic earnings per share (EPS) on the face of the statements of operations. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic net loss per share for the years ended December 31, 2024 and 2023 is as follows:

	For the Years Ended December 31,
	2024	2023
Basic Loss Per Share:
Numerator:
Net loss	$(37,775)	$(82,905)
Denominator:
Weighted-average common shares outstanding	10,200,432	10,276,847
Basic net loss per share	$(0.00)	$(0.00)

Income Taxes

PGD files income tax returns in the U.S. federal jurisdiction. PGD’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components:

	For the Years Ended December 31,
	2024	2023
Net operating loss carry forward	$56,431	$31,116
Valuation allowance	(56,431)	(31,116)
Net deferred tax asset	$—	$—

PGD ECO SOLUTIONS, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the years ended December 31, 2024 and 2023 due to the following:

	For the Years Ended December 31,
	2024	2023
Pre-tax book loss	$(7,932)	$(17,410)
Related party accrued expenses		(462)
Valuation allowance	7,932	17,872
	$—	$—

PGD has net operating losses of approximately $185,947 that never expire. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years ended December 31, 2024, 2023, 2022 and the period from August 31, 2021 through December 31, 2021 are subject to examination.

NOTE 2 - RELATED PARTY TRANSACTIONS

During February 2022, the Company entered into a lease for the use of space at the personal residence of the Company’s CEO. The lease began February 1, 2022, has a term of twenty-four months and monthly rent of $200. Rent expense was $2,400 and $2,400 for the years ended December 31, 2024 and 2023, respectively. The Company had prepaid rent of $2,400 and $0 at December 31, 2024 and 2023, respectively.

NOTE 3 - STOCKHOLDERS’ EQUITY

Preferred Stock Series A

On August 31, 2021, the Company authorized and approved the designation of 10,000,000 shares of Series A Preferred Stock with a par value of $0.001. The Series A Preferred Stock is not subject to any mandatory dividends or distributions and ranks senior to common stock in preference in the event of any liquidation, dissolution or winding up of the Company, participating with the Common Stock on an as-converted basis. The holders of Series A Preferred Stock have 10 votes per share of Series A Preferred Stock and are entitled to vote on any and all matters brought to a vote of stockholders of Common Stock.

Common Stock

Between January and June 2024, the Company issued a total of 63,000 shares of common stock for cash of $63,000, or $1.00 per share. Amounts received in excess of $0.001 per share par value have been recorded as additional paid-in capital.

Between January and June 2023, the Company issued a total of 59,500 shares of common stock for cash of $59,500, or $1.00 per share. Amounts received in excess of $0.001 per share par value have been recorded as additional paid-in capital.

PGD ECO SOLUTIONS, INC.
FOOTNOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 2023

NOTE 4 - GOING CONCERN

PGD's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, PGD has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the PGD's ability to continue as a going concern are as follows:

PGD is seeking to raise up to $1,000,000 through a private placement of its common stock to finance future sales. The continuation of PGD as a going concern is dependent upon its ability to generate profitable operations that produce positive cash flows.  If PGD is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that PGD will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of PGD to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - SUBSEQUENT EVENTS

On January 31, 2025, PGD effectuated a 10:1 revers split of its outstanding common stock. All references to common stock have been adjusted retrospectively to reflect this reverse stock split.

On April 3, 2025, PGC accepted the return and retirement of 15,000 shares of its common stock previously issued for services.

PGD reviewed subsequent events through April 23, 2025, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 24, 2025.

PGD ECO SOLUTIONS INC.

By:	/s/ Paul Ogorek
	Name:	Paul Ogorek
	Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 24, 2025.

PGD ECO SOLUTIONS, INC.

By:	/s/ Paul Ogorek
	Name:	Paul Ogorek
	Title:	Chief Executive Officer and Director